June 16, 2010

George C. Critz, III, President
Stonecrest One, Inc.
605 Bonita Way
Prescott, Arizona 86301

    RE: **Stonecrest One, Inc.**
           Form 10-K for Fiscal Year Ended June 30, 2009
           Amended March 16, 2010 and April 23, 2010
           File No. 0-53305

Dear Mr. Critz:

We issued a comment letter to you on the above captioned filing on May 11, 2010. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to contact us by June 30, 2010 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 30, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may call Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any questions.

                            Sincerely,

                            John Reynolds,
                            Assistant Director

cc: via fax (800) 640-2671